J. C. Penney Company, Inc.
6501 Legacy Drive
Plano, TX 75024
972-431-1000
June 25, 2013

Mr. William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:        J. C. Penney Company, Inc.
Form 10-K for the Fiscal Year ended February 2, 2013
Filed March 20, 2013
File No. 1-15274

Dear Mr. Thompson:

We are in receipt of your letter dated May 28, 2013 (the Comment Letter) regarding the above-referenced filing for J. C. Penney Company, Inc. (the Company) and appreciate the SEC Staff’s review of our most recent Form 10-K and assistance in continuing to enhance the overall disclosures in our filings with the Commission.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filing.  We further acknowledge that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with the Staff's comment presented in bold italicized text, followed by our response.

Item 6. Selected Financial Data, page 19

Non-GAAP Financial Measures, page 20

1.
We note your disclosure that you believe it is useful to investors to understand the impact of the non-cash primary pension plan on your financial statements. Please revise future filings to no longer refer to pension expense as non-cash. Alternatively, explain to us why you refer to pension expense as “non-cash.” In your response, tell us how you considered the contribution you made to the primary pension plan in 2010 in referring to the pension expense as “non-cash.”

Response:

While we acknowledge that benefits to plan participants under our primary pension plan are ultimately settled in cash, such benefits are funded by plan assets that include cash contributions to the plan made by the Company in prior years as well as investment returns on such assets. We use the term non-cash when referring to our primary pension plan expense to clarify to the user of the financial statements that this expense did not result in a direct cash outflow from the Company.  As it relates to our primary pension plan, cash is only affected when the Company makes a cash contribution to the plan.   The Company has not made any contributions to the plan since its 2010 voluntary cash contribution since the Company’s primary pension plan is fully funded. However, in response to the Staff’s comment, beginning with our first quarter Form 10-Q for the period ended May 4, 2013, which was filed with the SEC on June 11, 2013, we have removed the reference to “non-cash” as it relates to our primary pension plan expense and will continue to do so in all future filings.

2.
The service cost component of primary pension plan expense appears to be a normal, recurring, cash-settled operating expense.  Please tell us how your presentation of a non-GAAP performance measure that eliminates such an expense complies with the provisions of Regulation G.  In your response, explain in greater detail why you eliminate service cost.

Response:

Net periodic pension expense is comprised of several components of expense including service cost, interest cost, expected return on plan assets and the recognition of actuarial losses and gains.  Most components of net periodic pension costs are determined using numerous complex assumptions about changes in pension assets and liabilities that are subject to factors beyond a company’s control, such as market volatility.  An essential aspect of Accounting Standards Codification (ASC) 715, Compensation – Retirement Benefits, is the requirement to combine the various pension cost components and present them in the income statement on a net basis.  (Reference is made to question 6 of the FASB Staff’s Guide to Implementation of Statement 87 on Employers’ Accounting for Pensions.)

We present certain non-GAAP financial measures for adjusted operating income/(loss), adjusted net income/(loss) and adjusted diluted earnings per share.  We eliminate net periodic pension expense in its entirety in our presentation of these non-GAAP financial measures in order to present these measures in the most concise way for investors.  We believe that our elimination of net periodic pension cost in its entirety is consistent with its aggregate, net  presentation in our consolidated financial statements and eliminating only certain components of net periodic pension expense has the potential to create investor confusion.   Moreover, we disclose each of the components of net periodic pension expense in the footnotes to our financial statements.  In eliminating net periodic pension expense in our presentation of our non-GAAP financial measures, we have not described this expense as nonrecurring or infrequent.  In addition, we have provided the required reconciliations to the most directly comparable GAAP measures.  As such, we believe our presentation of non-GAAP financial measures, including the elimination of net periodic pension expense in its entirety, complies with the requirements of Regulation G.

We are aware of the Staff’s comments expressed to the SEC Regulations Committee of the Center for Audit Quality on June 27, 2012 regarding the Staff’s views that pension related non-GAAP adjustments should clearly describe what the adjustment represents.  In response to the Staff’s comment, we propose to include certain additional clarifying language in the description of this non-GAAP adjustment that states that management views all of the elements of net periodic pension costs as a single, net amount, consistent with the presentation in the GAAP financial statements.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 23

3.
We note that your internet sales are included within your comparable store sales. In light of the fact that Internet sales appear to be more than incidental to your total comparable store sales, please tell us what consideration you have given to providing a breakout of your comparable store sales both with and without internet sales.

Response:

We include Internet sales within our comparable store sales as the majority of the merchandise featured on our website is our store merchandise, and we view our website as an extension of the shopping experience available to our customers in the traditional “brick and mortar” stores.  In addition, including Internet sales in comparable store sales is the prevalent practice among our competitors and is consistent with how we view our business.  While we have not provided separate breakouts of comparable store sales with and without Internet sales, we provided total Internet sales for the period and the related decrease in Internet sales as compared to the prior year in our 2012 Form 10-K.  We have not had a significant number of store closures and openings during the period, and as such, our comparable store sales calculation is not materially different than our change in total net sales.  In future filings, to the extent our comparable store sales calculation differs materially from the change in our total net sales, we will disclose how changes in Internet sales impact our comparable store sales calculation.

4.
We note that you consider comparable store sales, which includes internet sales, to be a key indicator of your current performance.  Given this key metric, please tell us more about the reasons behind the significant decline in internet sales from fiscal year 2011 to fiscal year 2012.  In this regard, your disclosure on the business model shift from a promotional department store to a specialty department store provides an understanding of a decline of sales generated from within your department stores.  However, it is unclear how this shift would have a greater negative impact to your internet sales as compared to the decline in total comparable store sales.  Please also tell us whether this is a material trend and what consideration you gave to providing disclosure where necessary for investors to ascertain the likelihood that past performance is indicative of future performance. We refer you to the guidance outlined in SEC Release Number 34-48960.

Response:

We acknowledge the Staff’s observation that the shift from a promotional department store to a specialty department store has had a greater negative impact on our Internet sales as compared to the decline in sales in our department stores.  As described above, we believe that our website is an extension of the shopping experience available to our customers in our traditional “brick and mortar” stores and we note that the majority of the merchandise featured on our website is our store merchandise.  As a result, our business model shift from a promotional department store to a specialty department store had a significant impact on both our “brick and mortar” stores and our Internet website and caused a decline in sales for both department stores and Internet.  Internet sales have been disproportionately affected by the decrease in promotional activity due to the ease with which customers can search the Internet for competing promotions.  In addition, our home department sales represent over 40% of our Internet sales.  As such, the decline in home department sales during 2012 had a more significant impact on our Internet sales.  At the end of the first quarter of 2013, we began the process of returning a portion of our business to a promotional model.  With the return of the promotional model and the completion of our newly redesigned and merchandised home department during the second quarter of 2013, we believe that the performance in 2012 is not a material trend.

Financial Condition and Liquidity, page 33

Operating Activities, page 33

5.
We note the disclosure that in 2012 you realigned your merchandise and non-merchandise vendor payment schedule. Please tell us more about this realignment including the rationale for the change and why it has had a positive effect on your operating cash flow. We may have further comments after reviewing your response.

Response:

In the third quarter of 2012, we changed the standard payment dates for most of our U.S. domestic vendors from approximately the fifth, fifteenth and twenty-fifth calendar days of each month to the first, second and third Mondays of each four week fiscal month and the first, third and fourth Mondays of each five week fiscal month.  January 2013 was a five week fiscal month; consequently, the change in payment schedule resulted in the payment that would have been made in the last week of fiscal January 2013 being made in the first week of fiscal February 2013.  We made this change to improve our cash position and align our vendor payment process to the process expected to be used after implementation of our new accounts payable system effective in the second quarter of 2013.

The effect of changing our payment schedule resulted in a material positive effect on operating cash flow for the fiscal year ending February 2, 2013, and accordingly, we disclosed this change in our Form 10-K.  This change will continue to have an effect on our comparative operating cash flow until the first anniversary of the payment schedule change and will be disclosed in subsequent periods based on the materiality of the impact at each period end.

*   *   *   *

Should the Staff have any additional comments or need further information, please contact either Mark R. Sweeney, Senior Vice President and Controller, at 972-431-2202 or marks@jcp.com, or me at 972-431-1928 or ken@jcp.com.

Respectfully,

/s/ Kenneth H. Hannah

Kenneth H. Hannah
Executive Vice President and Chief Financial Officer

Cc:    Myron E. Ullman, III               Chief Executive Officer
Mark R. Sweeney                     Senior Vice President and Controller
Janet Dhillon                             Executive Vice President, General Counsel and Secretary
Salil R. Virkar                           Assistant General Counsel
Leonard H. Roberts                  Chairman , Audit Committee of the Board of Directors